

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Scott Thomas
Attorney-in-Fact
TIAA Real Estate Account
Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, NY 10017-3206

> **Re: TIAA Real Estate Account**
> **Registration Statement on Form S-1**
> **Filed March 10, 2023**
> **File No. 333-270449**

Dear Scott Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen M. Leitzell, Esq.